August 31, 2018

Securities & Exchange Commission Public Filing Desk 100 F Street, N.E. Washington, DC 20549

Re:	Mutual Fund Series Trust, File Nos. 333-132541 and 811-21872

Dear Sir/Madam:

On behalf of Mutual Fund Series Trust, a registered investment company (the “Trust”), we hereby submit, via electronic filing, Post-Effective Amendment No. 369 to the Trust’s Registration Statement (the “Amendment”). The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933. The main purpose of this filing is to revise principal investment strategy disclosures as well as principal and non-principal investment risk disclosures for the Catalyst/Stone Beach Income Opportunities Fund and Catalyst Floating Rate Income Fund.

If you have any questions, please contact JoAnn Strasser at (614) 469-3265 or me at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

Philip.Sineneng@ThompsonHine.com Phone: 614.469.3217	cls 4844-6684-9649.2